CORRIENTE RESOURCES INC.

______________________________________________________

Notice of Annual General Meeting

and Information Circular

_____________________________________________________

Date & Time:	Wednesday, May 28, 2008
at 2:00 p.m.

Place:	Offices of Bull, Housser & Tupper LLP
Evergreen/Fir Boardroom
Suite 3000 – 1055 West Georgia Street
Vancouver, British Columbia

CORRIENTE RESOURCES INC.
(the "Company")

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held at the offices of Bull, Housser & Tupper LLP, Evergreen/Fir Boardroom, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia, on Wednesday, May 28, 2008 at 2:00 p.m., for the following purposes:

  To receive the audited financial statements of the Company for the fiscal year ended December 31, 2007 and the report of the auditors thereon;

  To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors of the Company to fix their remuneration;

  To elect directors of the Company for the ensuing year; and

  To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only shareholders of record at the close of business on April 21, 2008 are entitled to receive notice of the Meeting and any adjournment or postponement thereof.

Registered shareholders who are unable to attend the meeting are requested to read the notes included in the form of Proxy enclosed and then to complete, date, sign and mail the enclosed form of Proxy, or to complete the Proxy by telephone or the internet, in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia this 21st day of April, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Darryl F. Jones

Darryl F. Jones
Corporate Secretary

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.

CORRIENTE RESOURCES INC.
MANAGEMENT INFORMATION CIRCULAR
(AS AT APRIL 21, 2008, UNLESS OTHERWISE INDICATED)

____________________________________________________________________________________

INFORMATION FOR UNITED STATES SHAREHOLDERS

Corriente is a Canadian corporation and the solicitation of proxies for the meeting is not subject to the requirements of section 14(a) of the United States Securities Exchange Act of 1934 (the "1934 Act"). Accordingly, the solicitation contemplated in this Information Circular is made in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. U.S. shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the 1934 Act. Unless otherwise specificied, all dollar amounts in this Information Circular are in Canadian dollars.

INFORMATION CONCERNING THE MEETING

Time, Date and Place

The Meeting will be held at the offices of Bull, Housser & Tupper LLP, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3 at 2:00 p.m. (Vancouver time) on Wednesday, May 28, 2008.

Record Date

The record date for the determination of Corriente Shareholders entitled to receive notice of and to vote at the Meeting has been fixed at April 21, 2008. Any Corriente Shareholder of record at the close of business on April 21, 2008 who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her Corriente Common Shares voted at the Meeting.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Corriente for use at the Meeting of Corriente Shareholders to be held on Wednesday, May 28, 2008 (and any adjournment thereof) at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of Corriente. All costs of solicitation will be borne by Corriente.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and Corriente or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary (as defined below) holding on your behalf. By choosing to send these materials to you directly, Corriente (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. (For further information relating to non-registered owners, see the discussion below under "Information for Non-Registered (Beneficial) Owners of Corriente Common Shares".)

Information for Non-Registered (Beneficial) Owners of Corriente Common Shares

The Corriente Common Shares owned by many Corriente Shareholders are not registered on the records of Corriente in the beneficial shareholders’ own names. Rather, such Corriente Common Shares are registered in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency (referred to in this Information Circular as "Intermediaries"). Corriente Shareholders who do not hold their Corriente Common Shares in their own names (referred to in this Information Circular as "nonregistered owners") should note that only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. A non-registered owner cannot be recognized at the Meeting for the purpose of voting his shares unless such holder is appointed by the applicable Intermediary as a proxyholder.

Non-registered owners who have not objected to their Intermediary disclosing certain ownership information about themselves to Corriente are referred to as non-objecting beneficial owners ("NOBOs"). Those non-registered owners who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as objecting beneficial owners ("OBOs").

In accordance with applicable securities regulatory policy (National Instrument 54-101 of the Canadian Securities Administrators), Corriente has elected to seek voting instructions directly from NOBOs. The Intermediaries (or their service companies) are responsible for forwarding this Information Circular and other Meeting materials to each OBO, unless the OBO has waived the right to receive them.

Meeting materials sent to non-registered owners who have not waived the right to receive Meeting materials are accompanied by a request for voting instructions (a "VIF"). This form is provided instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a non-registered owner is able to instruct the registered shareholder how to vote on behalf of the non-registered owner. VIFs, whether provided by Corriente or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the Corriente Common Shares which they beneficially own. If a non-registered owner who receives a VIF wishes to attend the Meeting or have someone else attend on his behalf, then the non-registered owner may request a legal proxy as set forth in the VIF, which will grant the non-registered owner or his nominee the right to attend and vote at the Meeting.

IF YOU ARE A NON-REGISTERED OWNER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE REFER TO THE INSTRUCTIONS SET OUT ON THE "REQUEST FOR VOTING INSTRUCTIONS" (VIF) THAT ACCOMPANIES THIS INFORMATION CIRCULAR.

Appointment, Deposit and Revocation of Proxies

The individuals named as appointed proxyholders in the accompanying form of proxy are the Chief Executive Officer and the Chief Financial Officer of the Company.

A Corriente Shareholder wishing to appoint some other person (who need not be a Corriente Shareholder) to represent him or her at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the form of proxy and striking out the two printed names or by completing another form of proxy.

To be valid, a proxy must be in writing and executed by the Corriente Shareholder or its attorney authorized in writing, unless the Corriente Shareholder chooses to complete the proxy by telephone or the internet as described in the enclosed proxy form. Completed proxies must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

A Corriente Shareholder who has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and returning it to Computershare Trust Company of Canada in the manner and so as to arrive as described above; or (b) by depositing an instrument in writing executed by the Corriente Shareholder or by his/her attorney authorized in writing: (i) at the registered office of the Company, Suite 520 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, at any time up to and including the last business day preceding the day of the Meeting or any reconvened meeting at which the proxy is to be used, or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any reconvened meeting; or (c) in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Exercise of Discretion by Proxies

The persons named in the accompanying form of proxy will vote shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Corriente Shareholder appointing them. If the Corriente Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

In the absence of such specification, such shares will be voted in favour of the matters to be acted upon as set out herein. The accompanying form of proxy confers discretionary authority on the person appointed proxyholder hereunder with respect to amendments or variations of those matters specified in the form of proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the accompanying form of proxy to vote in accordance with their best judgement on such matter or business. At the time of printing of this Information Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

As at April 21, 2008, Corriente has issued and outstanding 74,972,393 fully paid and non-assessable Corriente Common Shares, each share carrying the right to one vote. Corriente has no other classes of voting securities.

To the knowledge of the directors and executive officers of Corriente, as at April 21, 2008, no person or company beneficially owns or controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of Corriente except for Mr. David T. Lu of Riverside, Connecticut, who has filed reports indicating that he owns approximately 8.17 million shares (or approximately 10.9% of Corriente’s outstanding shares), directly and indirectly through Hedgehog Capital LLC and Hold River LLC.

BUSINESS OF THE MEETING

Appointment of Auditors

The management of Corriente will recommend to Corriente Shareholders at the Meeting to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as auditors of Corriente, to hold office until the next Annual General Meeting of Corriente Shareholders, and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP have been the auditors of Corriente since 1994.

Election of Directors

The Board of Directors presently consists of six directors and for the coming year, the Board proposes to maintain the number of directors at six.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the appointed proxyholders named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next Annual General Meeting of Corriente or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of Corriente, or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of the nominees for election as directors, the province and the country in which each is ordinarily resident, all offices of Corriente now held by each of them, their principal occupations, the period of time for which each has been a director of Corriente, and the number of common shares of Corriente beneficially owned or controlled or directed, directly or indirectly, by each as at the date hereof.

Name, Position and Province and Country of Residence(1)(2)	Principal Occupation or Employment for the Past Five Years(1)	Director of Corriente Since	No. of Shares(1)
RICHARD P. CLARK (3)(4)(5) Director, Resident of BC, Canada	President and Chief Executive Officer, Red Back Mining Inc.	July 30, 1996	45,500
ANTHONY F. HOLLER (4)(5) Director & Non-executive Chairman, Resident of BC, Canada	Non-executive Chairman of Corriente since May 2006; Chief Executive Officer of ID Biomedical Corporation, 1988 to December 2005	September 10, 2003	1,029,200
G. ROSS MCDONALD (3)(5) Director, Resident of BC, Canada	Chartered Accountant in public practice with Smythe Radcliffe Chartered Accountants, Vancouver, BC	January 7, 2004	45,000
DALE C. PENIUK (3) Director, Resident of BC, Canada	Chartered Accountant, Self-employed financial consultant, March 2006 to present; Assurance Partner, KPMG LLP Chartered Accountants, 1996 to February 2006	September 8, 2006	Nil
KENNETH R. SHANNON Director & Chief Executive Officer, Resident of BC, Canada	President and Chief Executive Officer of Corriente; geologist and mining consultant	January 8, 1992	1,605,062
DAVID G. UNRUH (3)(4)(5) Director, Resident of BC, Canada	Retired since June 2005. Non-executive Vice Chair of Westcoast Energy Inc. and Union Gas Limited, April 2003 to June 2005; Director of Ontario Power Generation Inc. since November 2004. Director of Union Gas Limited since January 1, 1998. Director of Pacific Northern Gas Ltd. since March 21, 2002	January 4, 2006	10,000

NOTES:

(1)

The information as to province/state and country of residence, principal occupation and shares beneficially owned is not within the knowledge of the management of Corriente and has been furnished by the respective nominees.

(2)

None of the proposed nominees for election as a director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of Corriente acting solely in such capacity.

(3)

Member of the Audit Committee.

(4)

Member of the Compensation Committee.

(5)

Member of the Corporate Governance and Nominating Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation paid in the past three years in respect of the Chief Executive Officer and the Chief Financial Officer of Corriente and the three other most highly compensated executive officers of Corriente who were serving as executive officers at December 31, 2007 (the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation		Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Securities Under Options Granted (#)	All Other Compensation (1) ($)
Kenneth R. Shannon Chief Executive Officer	2007 2006 2005	318,000 265,000 240,000	Nil 53,000 120,000	110,000 110,000 100,000	Nil Nil Nil
Darryl F. Jones Chief Financial Officer & Corporate Secretary	2007 2006 2005	210,000 175,000 75,000	Nil 42,000 35,000	70,000 70,000 50,000	Nil Nil 48,600(2)
Daniel A. Carriere Senior Vice-President	2007 2006 2005	270,000 225,000 200,000	Nil 63,000 80,000	110,000 110,000 100,000	Nil Nil Nil
Ian Harris(3) Senior Vice-President and General Manager, Ecuador Operations	2007 2006	159,211 62,120	24,721 Nil	50,000 40,000	89,166 Nil
Warren G. McLean(4) Vice-President Finance and Administration, Ecuador Operations	2007 2006	162,926 99,579	29,557 Nil	50,000 60,000	101,063 43,754

NOTES:

(1)

Perquisites and other personal benefits and allowances to the Named Executive Officers did not exceed in any instance the lesser of $50,000 and 10% of the executive’s annual salary and bonus for the year, except as otherwise noted.

(2)

This amount was paid to DFJ Consulting Ltd., a company of which Mr. Jones is a principal, pursuant to a management agreement.

(3)

Mr. Harris joined Corriente in July 2006.

(4)

Mr. McLean joined Corriente in May 2006.

Stock Options

The following table sets forth Corriente Options granted during the financial year ended December 31, 2007 to the Named Executive Officers:

Options Granted During the Most Recently Completed Financial Year

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date (5 Year Term)
Kenneth R. Shannon	110,000	12.8%	$4.10	$4.10	January 1, 2012
Darryl F. Jones	70,000	8.1%	$4.10	$4.10	January 1, 2012
Daniel A. Carriere	110,000	12.8%	$4.10	$4.10	January 1, 2012
Ian Harris	50,000	5.8%	$4.90	$4.90	July 12, 2012
Warren G. McLean	50,000	5.8%	$4.90	$4.90	July 12, 2012

No Corriente Options were exercised by any of the Named Executive Officers in the financial year ended December 31, 2007.

The following table sets forth the financial year-end value of unexercised Corriente Options held by each of the Named Executive Officers on an aggregate basis:

Aggregated Options Exercised During the Most Recently Completed Financial Year

and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2007 (Exercisable / Unexercisable) (#)	Value of Unexercised in-the-Money Options at December 31, 2007 (Exercisable / Unexercisable)(1) ($)
Kenneth R. Shannon	Nil	$Nil	168,750 / 151,250 (2)	$349,000 / $127,000
Darryl F. Jones	Nil	$Nil	93,750 / 96,250 (3)	$179,000 / $81,000
Daniel A. Carriere	Nil	$Nil	168,750 / 151,250 (2)	$349,000 / $127,000
Ian Harris	Nil	$Nil	20,000 / 70,000 (4)	$14,000 / $40,000
Warren G. McLean	Nil	$Nil	45,000 / 65,000 (5)	$Nil / $25,500

NOTES:

(1)

Based on the closing price of $5.41 for the Corriente Common Shares on the TSX on December 31, 2007.

(2)

Composed of Corriente Options to purchase 100,000 Corriente Common Shares at $2.27 per share granted on July 25, 2005 for a term of three years, Corriente Options to purchase 110,000 Corriente Common Shares at $5.25 per share granted on February 3, 2006 for a term of five years and Corriente Options to purchase 110,000 Corriente Common Shares at $4.10 per share granted on January 1, 2007 for a term of five years. The latter two grants vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of Corriente and/or the attainment of clearly identified milestones, as determined by Corriente’s Board of Directors.

(3)

Composed of Corriente Options to purchase 50,000 Corriente Common Shares at $2.27 per share granted on July 25, 2005 for a term of three years, Corriente Options to purchase 70,000 Corriente Common Shares at $5.25 per share granted on February 3, 2006 for a term of five years and Corriente Options to purchase 70,000 Corriente Common Shares at $4.10 per share granted on January 1, 2007 for a term of five years. The latter two grants vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of Corriente and/or the attainment of clearly identified milestones, as determined by Corriente’s Board of Directors.

(4)

Composed of Corriente Options to purchase 40,000 Corriente Common Shares at $4.70 per share granted on September 29, 2006 for a term of five years and Corriente Options to purchase 50,000 Corriente Common Shares at $4.90 per share granted on July 12, 2007 for a term of five years. These grants vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of Corriente, as determined by Corriente’s Board of Directors.

(5)

Composed of Corriente Options to purchase 60,000 Corriente Common Shares at $5.50 per share granted on May 22, 2006 for a term of five years and Corriente Options to purchase 50,000 Corriente Common Shares at $4.90 per share granted on July 12, 2007 for a term of five years. These grants vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of Corriente, as determined by Corriente’s Board of Directors.

Pension Arrangements

Corriente and its subsidiaries do not have any pension arrangements in place for any of the Named Executive Officers.

Employment Contracts and Termination Provisions

Mr. Shannon is employed by Corriente as its Chief Executive Officer under a three-year contract effective June 1, 2006, which provides for severance payments in certain circumstances. For 2006, Mr. Shannon was paid an annual salary of $265,000, which was subsequently increased to $318,000 by the Board effective January 1, 2007 on the recommendation of the Compensation Committee (see "Report on Executive Compensation" below). If Mr. Shannon’s employment is terminated by virtue of his permanent disability (subject to certain conditions), at his instance for Good Reason (including a Change in Control, all as defined in the agreement), or by Corriente for other than Just Cause, he is entitled to be paid an amount equivalent to 24 months’ salary.

Mr. Jones is employed by Corriente as its Chief Financial Officer and Corporate Secretary under a three-year contract effective June 1, 2006, which provides for severance payments in certain circumstances. For 2006, Mr. Jones was paid an annual salary of $175,000 which was subsequently increased to $210,000 by the Board effective January 1, 2007 on the recommendation of the Compensation Committee (see "Report on Executive Compensation" below). If Mr. Jones’ employment is terminated by virtue of his permanent disability (subject to certain conditions), at his instance for Good Reason (including a Change in Control, all as defined in the agreement), or by Corriente for other than Just Cause, he is entitled to be paid an amount equivalent to 24 months’ salary.

Mr. Carriere is employed by Corriente as its Senior Vice-President under a three-year contract effective June 1, 2006, which provides for severance payments in certain circumstances. For 2006, Mr. Carriere was paid an annual salary of $225,000, which was subsequently increased to $270,000 by the Board effective January 1, 2007 on the recommendation of the Compensation Committee (see "Report on Executive Compensation" below). If Mr. Carriere’s employment is terminated by virtue of his permanent disability (subject to certain conditions), at his instance for Good Reason (including a Change in Control, all as defined in the agreement), or by Corriente for other than Just Cause, he is entitled to be paid an amount equivalent to 24 months’ salary.

Mr. Harris is employed by the Company’s primary operating and wholly-owned Ecuador subsidiary as its Senior Vice-President and General Manager under a two-year contract which expires on July 24, 2008, and which provides for severance payments in certain circumstances. For 2007, Mr. Harris was paid a base salary of $159,211 (US$148,130), retention and performance bonuses of $24,721 (US$23,000), and living, relocation and transportation allowances and employer-paid Ecuador social security contributions totalling $89,166 (US$82,960). If the company does not continue with the development of its Mirador project, Mr. Harris will have the right to receive a termination bonus equivalent to 24 months’ salary, which will be reduced from month to month from the date of the start of the work of the employee, with the result that once the 24 months of labour has been completed, the right to the bonus will be extinguished.

Mr. McLean is employed by the Company’s primary operating and wholly-owned Ecuador subsidiary as its Vice-President of Administration and Finance under a five-year contract which expires on May 21, 2011, and which provides for severance payments in certain circumstances. For 2007, Mr. McLean was paid a base salary of $162,926 (US$151,586), retention and performance bonuses of $29,557 (US$27,500), and living and transportation allowances and employer-paid Ecuador social security contributions totalling $89,166 (US$82,960). If Mr. McLean’s employment is terminated by virtue of his permanent disability (subject to certain conditions), at his instance for Good Reason (including a Change in Control, all as defined in the agreement), or by the company for other than Just Cause, he is entitled to be paid an amount equivalent to 24 months’ salary.

Stock Option Plan ("Option Plan")

Corriente has in place the Corriente Option Plan dated November 1996, as amended, for directors, officers, employees, and consultants to Corriente and its subsidiaries. The Corriente Option Plan provides that the directors of Corriente may resolve to grant Corriente Options to purchase common shares on terms that the directors may determine, within the limitations of the Corriente Option Plan. The maximum aggregate number of common shares available for the grant of Corriente Options under the Corriente Option Plan and all other share compensation arrangements of Corriente is that number which is equal to 10% of the total number of shares actually outstanding immediately prior to the grant of any particular Corriente Option.

As at December 31, 2007, taking into account outstanding Corriente Options to purchase a total of 2,702,500 Corriente Common Shares, Corriente had 4,790,239 Corriente Common Shares available for the grant of Corriente Options.

Since December 31, 2007, Corriente has granted Corriente Options to purchase a total of 300,000 Corriente Common Shares to senior management.

The exercise price for a Corriente Option issued under the Corriente Option Plan is determined by the directors at the time of grant but will not be less than the "market price", which is defined in the Corriente Option Plan as the closing market price of Corriente’s common shares on the TSX on the trading day immediately prior to the grant of the Corriente Option.

The Corriente Option Plan does not provide for any financial assistance to be provided to participants to facilitate the purchase of shares pursuant to Corriente Options granted under the Corriente Option Plan, nor is it the policy of Corriente to provide such assistance outside of the Corriente Option Plan.

The maximum number of common shares available for the grant of Corriente Options under the Corriente Option Plan and all other share compensation arrangements of Corriente to any one person is that number which is equal to 5% of the issued capital at the time of grant. Corriente Options granted under the Corriente Option Plan are not assignable or transferable.

No Corriente Option may be granted for a term longer than 10 years. An Corriente Option may expire on such earlier date or dates as may be fixed by the Board, subject to earlier termination in the event the optionee ceases to be eligible under the Corriente Option Plan by reason of death, retirement or otherwise. Although the Corriente Option Plan does not require vesting provisions, the Board may stipulate such provisions at the time it grants an Corriente Option under the Corriente Option Plan. If a take-over bid is made for the common shares of Corriente, Corriente will so notify each optionee, and will amend the terms of any Corriente Option outstanding under the Corriente Option Plan to provide that any otherwise applicable vesting restrictions are waived, so that the optionee may exercise his or her Corriente Option and tender to the take-over bid the shares issued on exercise of the Corriente Option.

Amendments to the Corriente Option Plan are subject to approval by the TSX and any amendment to the Corriente Option Plan which increases the maximum number of shares issuable under the Corriente Option Plan also requires shareholder approval.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out all information required with respect to compensation plans under which equity securities of Corriente are authorized for issuance, as at December 31, 2007:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders	2,702,500	$4.19	4,790,239
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	2, 702,500	$4.19	4,790,239

Compensation of Non-Management Directors

The compensation payable to non-management directors comprises an annual retainer, Board and committee meeting fees and stock options. During the fiscal year ended December 31, 2007, Corriente paid directors’ fees of $32,000 to Richard P. Clark, $34,500 to Anthony F. Holler, $29,500 to G. Ross McDonald, $36,000 to David G. Unruh, and $39,000 to Dale C. Peniuk.

The following table sets forth Corriente Options granted during the financial year ended December 31, 2007 to the non-management directors of Corriente:

Name	Date of Grant	Common Shares Under Options Granted	Exercise Price	Market Value of Common Shares on Date of Grant	Expiration Date
Richard P. Clark	June 1, 2007	25,000	$3.66	$3.66	June 1, 2012
Anthony F. Holler	June 1, 2007	25,000	$3.66	$3.66	June 1, 2012
G. Ross McDonald	June 1, 2007	25,000	$3.66	$3.66	June 1, 2012
David G. Unruh	June 1, 2007	25,000	$3.66	$3.66	June 1, 2012
Dale C. Peniuk	June 1, 2007	25,000	$3.66	$3.66	June 1, 2012

The following table sets forth Corriente Options exercised during the financial year ended December 31, 2007 by the non-management directors of Corriente:

Name	Date of Grant	Date of Exercise	No. of shares Acquired on Exercise	Exercise Price	Aggregate Value Realized
Richard P. Clark	June 1, 2004	May 29, 2007	25,000	$3.16	$8,500
Anthony F. Holler	June 1, 2004	May 23, 2007	25,000	$3.16	$8,500
G. Ross McDonald	June 1, 2004	May 29, 2007	25,000	$3.16	$16,250

Composition of the Compensation Committee

Corriente’s compensation program is administered primarily by the Compensation Committee, which reports to the full Board with its recommendations. The Compensation Committee is composed of Richard P. Clark, Anthony F. Holler and David G. Unruh, all of whom are independent directors.

Report on Executive Compensation

Corriente’s executive compensation program is designed to attract and retain qualified and experienced executives, and to encourage and reward on the basis of individual and corporate performance those in the best position to enhance Corriente’s results and prospects, both in the short and the long term.

The compensation of Corriente’s senior management team, including its Chief Executive Officer, has historically consisted of salary and stock options. In January 2006, the Compensation Committee engaged Mercer Human Resource Consulting to undertake a review of the compensation of Corriente’s senior management. Following the completion of that review, the Board, acting on the recommendations of the Compensation Committee, made certain changes to Corriente’s executive compensation regime for 2006, which now comprises salary, bonus and stock option components. The review was further updated in January 2007, whereupon the Board, acting on the recommendations of the Compensation Committee, made certain changes to Corriente’s executive compensation regime for 2007.

The salary component of Corriente’s executive compensation program is intended to reflect current industry standards. The bonus component is based on performance milestones developed by the chairman of the Compensation Committee in consultation with the Chief Executive Officer and approved by the Board. The stock option component is intended to encourage and reward loyalty and outstanding performance, and to align the interests of the executive officers with the longer-term interests of shareholders by reinforcing an ownership perspective.

The Board has sole discretion to determine the key employees to whom option grants should be made and to determine the terms and conditions of any such options. Individual grants of options are based on the Board’s assessment of the optionee’s current and anticipated work performance, level of responsibility within Corriente, and importance to Corriente. In addition, the number and terms of outstanding options are taken into account when determining whether and how many new options should be granted.

Presented by:

Anthony F. Holler (Chairman), Richard P. Clark and David G. Unruh

Performance Graph

The following graph compares the percentage change in Corriente’s cumulative total shareholder return on its common shares over the past five fiscal years with the cumulative total return of the Standard & Poor’s/TSX Composite Index, based on an investment of $100 and assuming, wherever relevant, the reinvestment of dividends.

Performance Graph

CORPORATE GOVERNANCE

Corporate governance is the process and structure used to direct and manage the business and affairs of an issuer with the objective of enhancing value for its owners. National Instrument 58-101 of the Canada Securities Administrators – Disclosure of Corporate Governance Practices ("NI 58-101") requires Corriente to disclose in this Information Circular its system of corporate governance.

Board of Directors

The Board of Directors of Corriente consists of six directors, five of whom are independent directors as defined in NI 58-101, meaning that, in each case, he has no direct or indirect relationship with the issuer which could, in the view of the Board, reasonably be expected to interfere with the exercise of his independent judgment, and is not otherwise deemed not to be independent. Applying the criteria in NI 58-101, each of Richard P. Clark, Anthony F. Holler, G. Ross McDonald, Dale C. Peniuk and David G. Unruh is an independent director. Ken Shannon is considered not to be independent, on the basis that he is an executive officer of Corriente.

The independent directors hold regularly scheduled meetings without the non-independent directors and other members of management in attendance and are able to hold such meetings whenever they wish.

The independent members of the Board believe that their majority on the Board, their sophistication and their knowledge of Corriente’s business are sufficient to facilitate the functioning of the Board independently of management and to provide for open and candid discussion among the independent directors.

The attendance record of the directors at meetings of the Board and its committees during 2007 was as follows:

Type of Meeting
	Board of Directors	Audit Committee	Corporate Governance and Nominating Committee (2)	Compensation Committee
Richard P. Clark	6 of 6	4 of 4	4 of 4	2 of 2
Anthony F. Holler	6 of 6	N/A	4 of 4	2 of 2
G. Ross McDonald (1)	6 of 6	2 of 2	4 of 4	N/A
Kenneth R. Shannon	6 of 6	N/A	N/A	N/A
David G. Unruh	5 of 6	4 of 4	3 of 4	2 of 2
Dale C. Peniuk	6 of 6	4 of 4	N/A	N/A

NOTES:

(1)

G. Ross McDonald was appointed to the Audit Committee on May 28, 2007.

(2)

The Corporate Governance and Nominating Committee (the “CGNC”) held their meetings within meetings of the full Board of Directors, without the attendance of the company’s only non-independent director. For 2007, the CGNC was composed of Richard P. Clark, Anthony F. Holler, G. Ross McDonald and David G. Unruh.

Other Directorships

The following directors of Corriente are directors of other issuers that are reporting issuers or the equivalent in Canada or elsewhere:

  Richard P. Clark is a director of Red Back Mining Inc., Atacama Minerals Corp., and Sane Resources Ltd.

  Anthony F. Holler is a director of CRH Medical Corporation, Inviro Medical Devices Inc. and Response Biomedical Corp.

  G. Ross McDonald is a director of Crescent Resources Corp., Fordland Exploration Inc., Frontier Pacific Mining Corporation and Miranda Gold Corp.

  David G. Unruh is a director of Ontario Power Generation Inc., Pacific Northern Gas Ltd. and Union Gas Limited.

  Dale C. Peniuk is a director of Lundin Mining Corporation, Quest Capital Corp., Rainy River Resources Ltd. and Reservoir Capital Corp.

Mandates and Position Descriptions

The Board has adopted a written mandate in which it explicitly acknowledges responsibility for its stewardship of Corriente. The text of the Board’s written mandate is attached as Schedule A hereto.

The Board has not adopted written position descriptions for the Chairman of the Board and the Chairman of each Board committee, on the basis that the role of the Chairman is well understood by all of the directors. The Board has also not adopted a written position description for the Chief Executive Officer, Mr. Shannon, on the basis that his role and responsibilities are well understood by him and by the other directors. The Board has adopted a written mandate for each of the company’s three standing committees: the Audit Committee, the Conmpensation Committee and the Corporate Governance and Nominating Committee.

Audit Committee

Corriente’s Audit Committee is composed of three Board members: Richard P. Clark, Dale C. Peniuk and David G. Unruh, all of whom are independent directors. The disclosure required by Form 52-110F1 relating to the Audit Committee, including a copy of the Audit Committee’s mandate, is included in Corriente’s Annual Information Form dated March 26, 2008 for its fiscal year ended December 31, 2007, which is available on SEDAR at www.sedar.com.

Compensation Committee

The Compensation Committee is composed of three Board members: Richard P. Clark, Anthony F. Holler and David G. Unruh, all of whom are independent directors. The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of senior management of Corriente, evaluating performance in light of those goals and making recommendations to the Board with respect to executive compensation levels based on that evaluation, reviewing and making recommendations to the Board with respect to the adequacy and form of the compensation of the directors, and reviewing executive compensation disclosure before it is publicly issued.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is composed of four Board members: Richard P. Clark, Anthony F. Holler, G. Ross McDonald and David G. Unruh, all of whom are independent directors. The Corporate Governance and Nominating Committee is responsible for identifying new candidates for the Board as necessary, after considering what competencies and skills the directors as a group should possess and assessing the competencies and skills of the existing and any proposed directors, and considering the appropriate size of the Board.

The mandate of the Corporate Governance and Nominating Committee also includes overseeing the effective functioning of the Board, which includes a periodic review of the effectiveness of the Board as a whole and of the composition of the Board. To date, given the small size of the Board and the frequency with which its meetings are held, the Board has not found it necessary to institute any formal process in order to satisfy itself that the Board, its committees and its individual directors are performing effectively.

Orientation and Continuing Education

The Board does not have a formal orientation and education program for new directors. Upon joining the Board in September 2006, Dale C. Peniuk participated in an orientation process regarding the role of the Board, its committees and its directors, and the nature and operation of Corriente’s current and past business. The Board encourages directors to participate in continuing education opportunities in order to ensure that the directors may maintain or enhance their skills and abilities as directors, and maintain a current and thorough understanding of Corriente’s business.

Ethical Business Conduct and Social Responsibility

The Board has adopted a Corporate Creed and a written code of business conduct, which is applicable equally to all directors, officers, employees, consultants and suppliers of Corriente and its subsidiaries. A copy of the Code of Conduct, including the Corporate Creed, is available on Corriente’s website at www.corriente.com or on request as indicated under "Additional Information" elsewhere in this Information Circular.

Corriente regards maintaining a culture of ethical business conduct and social and environmental responsibility as critically important. Management consistently strives to instil Corriente’s Corporate Creed principles into the practices and actions of Corriente’s management and staff. The Board monitors compliance with the Code of Conduct by requiring management, supervisors and business unit leaders to assume responsibility for the conduct of those who report to them. This means ensuring that the code is clearly communicated, leading by example, establishing and maintaining controls designed to prevent or detect breaches, appropriately investigating situations which may indicate a breach and dealing appropriately with known breaches. All known or suspected breaches of the Code of Conduct are required to be reported to a supervisor, general manager, the Chief Executive Officer, or the Chief Financial Officer. All known or suspected instances of fraud are required to be reported to the Audit Committee, which will report all complaints and allegations to the Board of Directors for investigation.

The Code of Conduct calls on all directors, officers and employees of Corriente and its subsidiaries to strive to avoid situations that create, have the potential to create, or create the appearance of, a conflict of interest. A director or officer who has a material interest in any transaction or agreement that comes before the Board for decision is required to disclose his or her interest to the Board members and to abstain from any vote taken on the matter.

Corriente’s social responsibility objectives are embodied in Corriente’s Corporate Creed and Health, Safety, Environment and Community Policy, which is attached as Schedule B hereto.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of Corriente, proposed nominee for election as a director of Corriente or any associate or affiliate of any such informed person or proposed nominee has been involved in any transaction entered into since January 1, 2007 or now proposed to be entered into which has materially affected or would materially affect Corriente or any of its subsidiaries.

INTERESTS OF EXPERTS

The auditors of Corriente are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of Corriente in accordance with the rules of professional conduct in British Columbia, Canada.

ADDITIONAL INFORMATION

Corriente’s Common Shares are listed and posted for trading on the TSX under the symbol CTQ, on the Frankfurt, Munich and Berlin stock exchanges in Germany under the symbol CTQ, and on the AMEX under the symbol ETQ.

Additional information relating to Corriente, including copies of Corriente’s financial statements for the fiscal year ended December 31, 2007 together with the report of the auditors thereon, management’s discussion and analysis of Corriente’s financial condition and results of operations for 2007, Corriente’s current Annual Information Form, and this Information Circular are available on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov or on request from the Chief Financial Officer and Corporate Secretary of Corriente at Suite 520 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

Financial information is provided in Corriente’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year.

APPROVAL

The contents of this Information Circular and the sending thereof to the Corriente Shareholders have been approved by the directors of Corriente.

DATED at Vancouver, British Columbia as of this 21st day of April, 2008.

BY ORDER OF THE BOARD

/S/ Darryl F. Jones
_________________________
Darryl F. Jones
Corporate Secretary

SCHEDULE “A”

Board Mandate

Purpose of the Board of Directors

The Company’s Board of Directors (the “Board”) is ultimately responsible for the stewardship, the supervision and coaching of the management of the business and affairs of the Company and to act in the best interests of the Company.  The Board will discharge its responsibilities directly and through its committees, currently consisting of an Audit Committee, Compensation Committee, and Corporate Governance Committee.  The Board shall meet regularly to review the business operations and corporate governance and financial results of the Company. Meetings of the Board shall include regular meetings with management to discuss specific aspects of the operations of the Company.

1.

Composition of Board of Directors

1.1.

The Board shall:

1.1.1.

before each annual general meeting, receive from the Corporate Governance Committee the recommendation of candidates for the election of directors for the ensuing year and recommend nominees to the shareholders for election as directors for the ensuing year;

1.1.2.

receive from the Corporate Governance Committee the recommendation of, and approve candidates to fill vacancies on the Board between annual general meetings;

1.1.3.

appoint a Corporate Governance Committee, an Audit Committee and a Compensation Committee, and appoint the Chairman of each committee;

1.1.4.

establish the mandate, duties and responsibilities of each committee of the Board;

1.1.5.

elect a Chairman of the Board and, when desirable, a Vice-Chairman of the Board, and establish their duties and responsibilities;

1.1.6.

appoint the Chief Executive Officer of the Company, who shall be a member of the Board, and establish the duties and responsibilities of the Chief Executive Officer; and

1.1.7.

on the recommendation of the Chief Executive Officer, appoint the senior officers of the Company and approve the senior management structure of the Company.

1.2.

A principal responsibility of the Chairman of the Board will be to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time.

1.3.

The Board shall meet not less than six times during each year and will endeavour to hold a minimum of one meeting in each quarter.  The Board will also meet at any other time at the call of the Chairman of the Board or subject to the Memorandum and Articles of the Company, the Chief Executive Officer, any director or the Corporate Secretary.

2.

Stewardship Responsibility

2.1.

Subject to the Memorandum and Articles of Corriente (the “Company”) and applicable law, the Board has a stewardship responsibility to:

2.1.1.

supervise the management of and to oversee the conduct of the business of the Company;

2.1.2.

provide leadership and direction to management;

2.1.3.

evaluate management;

2.1.4.

set policies appropriate for the effective conduct of business of the Company;

2.1.5.

approve corporate strategies and goals; and

2.1.6.

nominate directors.

2.2.

The day to day management of the business and affairs of the Company is delegated by the Board to the Chief Executive Officer.  The Board will give direction and guidance through the Chief Executive Officer to management and the Chief Executive Officer will keep management informed of the Board’s evaluation of the senior officers in achieving and complying with established goals and policies.

3.

Specific Responsibilities

3.1.

The Board has the following specific duties and responsibilities:

3.1.1.

approve, supervise and provide guidance on the strategic planning process.  The Chief Executive Officer and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of long term goals for the Company, which are to be reviewed and approved not less than annually by the Board.  The Board will provide guidance to the Chief Executive Officer and senior management team on the Company’s ongoing strategic plan. Based on the reports from the Chief Executive Officer, the Board will monitor the success of management in implementing the approved strategies and goals;

3.1.2.

identify the principal risks of the Company’s business and use reasonable steps to ensure the implementation of appropriate systems to manage and mitigate these risks;

3.1.3.

use reasonable steps to ensure the Company has management of the highest calibre.  This responsibility is carried out primarily through the appointment of the Chief Executive Officer as the Company’s business leader.  The Board will assess, on an ongoing basis, the Chief Executive Officer’s performance against criteria and objectives established by the Board from time to time.  The Board will also use reasonable steps to ensure that the Chief Executive Officer has in place adequate programs to train, develop and assess the performance of senior management;

3.1.4.

keep in place adequate and effective succession plans for the Chief Executive Officer and senior management;

3.1.5.

place limits on management’s authority;

3.1.6.

oversee the integrity of the Company’s internal control and management information systems;

3.1.7.

oversee the Company’s communications policy.  The Board will monitor the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including effective means to enable shareholders to communicate with senior management and the Board.  The Board will also monitor the policies and procedures that are in place to maintain a strong, cohesive and positive image of the Company with shareholders, the mining industry, governments and the public generally;

3.1.8.

require that the Board be kept informed of the Company’s activities and performance and take appropriate action to correct inadequate performance;

3.1.9.

approve all significant capital plans and establish priorities for the allocation of funds to ongoing operations and capital projects;

3.1.10.

approve all single expenditure items proposed by the Company exceeding $250,000 not provided for in any approved capital plan;

3.1.11.

provide for the independent functioning of the Board.  The Board will put in place appropriate procedures to enable the Board to function independently of management at such times as is desirable or necessary through:

3.1.11.1.

the institution of mechanisms to allow directors who are independent of management an opportunity to discuss issues in the absence of management, including meeting at least annually in executive session without the presence of non-independent directors and management, and;

3.1.11.2.

the engagement of outside advisors by directors at the Company’s expense subject to the approval of the Corporate Governance Committee.

3.1.12.

 adopt a formal code of business ethics that governs the behaviour of its directors, officers and employees.  The Board must monitor compliance with the code of conduct and are responsible for granting any waivers.

Limitation

The duties and responsibilities set out above do not extend, and are not to be interpreted as extending, the obligations and liabilities of the directors beyond those imposed by applicable law and in each case are subject to the Memorandum and Articles of the Company and applicable law.

B-1

SCHEDULE "B"

Corporate Creed and Health, Safety, Environmental and Community Policy

CORPORATE CREED

Through mining, help to provide a sustainable future in communities where we work

Contribute to the care and preservation of the environment

Set high ethical standards as daily business practice

Respect and be considerate of all others

HEALTH, SAFETY, ENVIRONMENT AND COMMUNITY POLICY

Through the development of natural resources Corriente Resources Inc. contributes to an enhanced standard of living for people and improved health and safety in the communities we operate. We are also committed to responsible environmental stewardship.

To ensure we reach these objectives Corriente will:

  Minimize risks to environment, health and safety and ensure compliance with government and World Bank requirements.

  Develop, implement and maintain systems for environmental, health and safety standards. Ensure that both employees and contractors follow these systems.

  Promote accountability for environmental performance at all levels in the organization and partner with stakeholders to establish reasonable and equitable environmental goals based on sound science.

  Train and equip all employees, consistent with their responsibilities, to have the skills and facilities to maintain a healthy and injury-free workplace.

  Value and respect local cultural heritage.

  Build relationships based on honesty, openness and mutual trust.

  Support local communities and their development by giving preference to local people for jobs and seeking a supply of goods and services from within the community.